

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 27, 2010

Philip J. Myers
President
10237 Yellow Circle Drive
Minnetonka, MN 55343

> **Re: American Church Mortgage Co.**
> **Form 8-K/A, Item 4.01**
> **Filed on April 26, 2010**
> **File No. 000-25919**

Dear Mr. Myers:

We have completed our review of your Form 8-K/A and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant